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                                                                     EXHIBIT 8.1

                                     [LOGO]


                      TAX SHARING AND ALLOCATION AGREEMENT

                                     BETWEEN

                         HAWTHORNE FINANCIAL CORPORATION

                                       AND

                            HAWTHORNE SAVINGS F.S.B.


 DATED APRIL 24, 2000, SUPERCEDING THE TAX SHARING AGREEMENT DATED JUNE 16, 1999


         Hawthorne Financial Corporation and Hawthorne Savings. F.S.B., a wholly owned subsidiary of the Company, hereby enter into this agreement as of April 24, 2000, pursuant to which tax sharing and allocation of tax shall be defined. This Agreement is effective as of the first day of the consolidated return for the fiscal year ending December 31, 2000, by and among Hawthorne Financial Corporation (Parent) and Hawthorne Savings F.S.B. (Subsidiary) each of whom may be referred to as a "Member" and together referred to as an "Affiliated Group" as defined by the Internal Revenue Code of 1986, Section 1504(a) (Code).

         WHEREAS, SA No 28 of the Office of Thrift Supervision dated August 9, 1989 requires the Parent and the Subsidiary to enter into an intercompany tax allocation agreement, and

         WHEREAS, it would be to the mutual advantage of the parties hereto, and could result in smaller federal income tax being paid by all parties, if a consolidated federal income tax return is filed which will include any subsidiaries and affiliates of the parties in accordance with the terms of the Code and related income tax regulations.

         WHEREAS, it is the intent and desire of the parties hereto that a method be established for allocating the consolidated "federal income tax liability" (as determined under Section 1.1502-2 of the Regulations) and certain state tax liability of the Affiliated Group among its Members (as


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required by Section 1552(a) of the 1986 Code); for reimbursing the Parent for payment of such tax liability; for compensating any Member for use of its "net operating loss" or "tax credits" in arriving at such tax liability; and to provide for the allocation and payment of any refund arising from a carry back of net operating losses or tax credits from subsequent taxable years.

         WHEREAS, it is the intention and desire of the parties hereto, that this Agreement address and abide in all respects with OTS statutes, regulations and the Interagency Policy Statement for Income Tax Allocation in a Holding Company Structure issued November 23, 1998.

         NOW, THEREFORE, in consideration of mutual covenants and promises contained herein, the parties hereto agree as follows:

I.       CONSOLIDATED RETURN

         1. Parent and Subsidiary shall file such consents and other documents and take such action as may be necessary to continue in filing a consolidated tax return for the Affiliated Group.

         2. Parent and Subsidiary shall cause any corporation which hereafter becomes an affiliate of any of them and a Member of the Affiliated Group to join in this Agreement.

         3. Parent and Subsidiary shall maintain, and shall cause any Subsidiary subsequently formed or acquired to maintain concurrent fiscal years.

         4. Parent shall make all elections under the consolidated return regulations or required to be made for the consolidated Affiliated Group and shall approve all elections made with respect to each Member of the Affiliated Group.

         5. A U.S. consolidated federal income tax return shall be filed by Hawthorne Financial Corporation for the taxable year ended December 31, 1998, and for each subsequent taxable year in respect of which this Agreement is in effect and for which the Affiliated Group is required or permitted to file a consolidated federal income tax return.

         6. In order to compensate Members of the Affiliated Group for the use of net operating losses or tax credits in arriving at the consolidated federal income tax liability of the Affiliated Group, the Members of the Affiliated Group agree to determine and allocate the tax liability of the Affiliated Group among themselves in the following manner:

II.      CALCULATION OF INDIVIDUAL CORPORATE INCOME TAX LIABILITY

         1. Beginning with the year ended December 31, 1998, and for each tax year thereafter, each Member of the Affiliated Group will calculate its federal corporate income tax liability as if it were to file a separate federal income tax return for such period.



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         2.   In so computing the individual federal income tax liability of each Member of the Affiliated Group:

              a) Except as otherwise provided herein, "separate company taxable income" shall be determined as if Parent and each Subsidiary were required to file a separate tax return in a manner similar to the calculation provided in Treasury Regulation 1.1552-1(a)(2)(ii), and the term will not have the same meaning as set forth in Section 1.1502-12 of the Treasury Regulations;

              b) Any dividends received by Parent from Subsidiaries, or by one Subsidiary from another, will be assumed to qualify for the 100% dividend received deduction of Code Section 243, or shall be eliminated from such calculation in accordance with Treasury Regulation 1.1502-14(a)(1);

              c) Gain or loss on inter-company transactions, whether deferred or not, shall be treated by each Member of the Affiliated Group in the manner required by Treasury Regulation 1.1502-13;

              d) Limitations on the calculation of a deduction, the utilization of credits, or the calculation of a liability shall be made on a consolidated basis. Accordingly, the limitations provided in Code Sections 170(b)(2), 172(b)(2), 38(c), 53(a) and similar limitations shall be applied on a consolidated basis;


              e)  The corporate alternative minimum tax (AMT), imposed in Code
                  Section 55 and AMT limitations and adjustments provided in Code Sections 56 through 59, shall be determined on a consolidated basis;

              f) The amounts in each taxable income bracket in the tax table in Code Section 11(b) shall be allocated in any given year to Members of the Affiliated Group as Parent shall elect. Such election shall be made on an annual basis and shall be binding upon all parties to this Agreement; and

              g) In calculating any carry-back or carryover of net operating losses, adjustments shall be made to such prior or subsequent year's separate company tax liability as determined under Code
                  Section 172(b)(2). For purposes of this calculation, the election under Section 172(b)(3) shall be made on a separate company basis.

         3. For California franchise tax purposes beginning with the year ended December 31, 1998, and for each tax year thereafter, each Member of the combined Affiliated Group will calculate its California franchise tax liability as if it were required to file a separate California income tax return for such period in a manner consistent with that set forth in Section II.2. above, except that such calculations shall be made in compliance with applicable regulations of the Franchise Tax Board.



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         4.   For states other than California, beginning with the year ended
              December 31, 1998 and for each year thereafter the state tax liability of each Member of the Affiliated Group will be determined as if such Member were required to file a separate income tax return for such state for such period in a manner consistent with that set forth in Section II.2. above, except that such calculations shall be made in compliance with the applicable regulations of the taxing state.

         5. For purposes of Paragraphs 2 and 3 above, separate company taxable income of each Member shall take into account only those items of income, deduction gain and loss recorded on the books and records of such Member.


III.     LIABILITY FOR TAX PAYMENTS

         1. Parent will pay the federal corporation income, California franchise, and any state income tax liabilities of the Affiliated Group for any year in which the Parent is a Member of the Affiliated Group required to file consolidated combined income tax returns. If any Subsidiary of the Affiliated Group files in states which do not require consolidated income tax returns for the Affiliated Group, the Subsidiary will be responsible to pay its income tax liabilities in such states.

         2. If any Subsidiary would be subject to federal corporate income or California franchise tax if it filed a separate income or franchise tax return, that Subsidiary shall pay to Parent that sum which shall result from the calculations required by Section II, above. Parent shall retain for its own account all amounts so paid to it by the Subsidiaries.

         3. If any Subsidiary would be entitled to a refund of federal or state corporate income tax if it filed a separate federal or state income tax return, or if currently generated losses or credits of any Subsidiary reduce the current tax liability of the consolidated Affiliated Group, Parent shall pay to that Subsidiary an amount equal to the amount of the refund to which it would be entitled or the amount of the reduction in current consolidated tax liability, as applicable. In the event that a Subsidiary's separate company taxable income is a loss in any given year as calculated under paragraph II, and the consolidated Affiliated Group is unable to utilize the loss to reduce its current tax liability, the Parent will first offset this loss against prior years' taxable income. If the loss is greater than prior years' profits, the excess will be carried forward against future years' taxable income, but Parent shall not be required to make any payment to any Subsidiary on account thereof until such tax loss is used to offset otherwise taxable income.

         4. With the exception of payments provided for under subparagraphs 2 and 3 of this paragraph III, neither Parent nor any Subsidiary shall pay or credit any amount to the other hereunder, even though the federal or state corporate income tax liability of the Affiliated Group may have been reduced by reason of the inclusion of a particular



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              Subsidiary as a Member of the Group. Parent will not forgive the
              Subsidiary for any deferred tax liabilities.

         5. Payments to Parent by any Subsidiary must not include any deferred tax liability incurred by Subsidiary. Payments shall not include any deferred tax liabilities incurred by any Member.

IV.      RESTRICTION ON AMOUNT OF TAX LIABILITY

         Without regard for anything to the contrary in this Agreement, the Subsidiary shall not be treated any less favorably than if it had filed its taxes on a separate entity basis.


V.       METHOD AND TIME OF PAYMENT

         Payments by Parent of consolidated estimated tax for the consolidated Affiliated Group at the normal quarterly due dates will be reimbursed by the Subsidiaries at those quarterly due dates. Each Subsidiary shall make/receive these quarterly payments/receipts of estimated tax liability/repayment on account to/from Parent based on the Subsidiary's separate company taxable income calculated under paragraph II, above, as of the close of the appropriate quarter. As soon as the Group's consolidated tax liability for the year is determined, each Subsidiary shall make/receive payment to/from Parent pursuant to paragraph III, above, less amounts already paid for estimated tax. All payments to/from Parent shall be made no later than the due date for each tax payment.

         The parties agree that it is their express intent that this Agreement shall at all times be construed in a manner consistent with any law or regulation applicable to any Member as now or hereafter in effect relating to thrift and loan associations, the insurance of their accounts, thrift and loan holding companies or mortgage companies. Anything to the contrary herein notwithstanding, (1) Subsidiary shall not pay to Parent an amount greater than the tax which Subsidiary would have been required to pay had it always filed separate tax returns; (2) any payments made pursuant to paragraphs V and VI of this Agreement shall be made only with reference to the time taxes are actually paid or refunds or credits are actually received, it being understood that at no time shall advance payments be made by any Member with respect to the foregoing to any other Member; and (3) any funds (i) received by Parent from another Member for the payment of taxes or (ii) from any taxing authority by reason of any refund, credit or overpayment and properly allocable to another Member, shall at all times be held by Parent in a segregated account solely as agent for such Member and shall at no time be commingled with any other funds.

VI.      ADJUSTMENT OF TAX LIABILITY

         If the consolidated tax liability is adjusted for any taxable period, whether by means of an amended return, claim for refund, or after a tax audit by any taxing authority, the liability of the Group and its Members shall be re-computed by Parent to give effect to such adjustments. In the



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case of a refund, Parent shall make payment to each Subsidiary for its share of the refund, determined in the same manner as in paragraph II above, within seven
(7) business days after the refund is received by Parent. In the case of an increase in tax liability, each Subsidiary shall pay to Parent its allocable share of such increased tax liability within seven (7) business days after receiving notice of such liability from Parent, but in no event later than the due date for tax payment.

VII.     EARNINGS AND PROFITS ADJUSTMENTS

         This Agreement is not intended to establish the method by which the earnings and profits of each Member of the Group will be determined. Parent reserves the right to elect the method for allocating tax liability for the purposes of determining earnings and profits as set forth in Income Tax Regulations Sections I.1552.1(a) and I.1502.33(d).

VIII.    PROCEDURAL MATTERS

         a) Parent shall prepare and file consolidated returns, and any other returns, documents or statements required to be filed with the Internal Revenue Service with respect to the determination of the tax liability of Parent and the Subsidiaries for all taxable periods commencing with the tax period applicable as of the date of the execution of this Agreement. Parent shall have the right in its sole discretion: (i) to determine (a) the manner in which such returns shall be prepared and filed, including without limitation, the manner in which any item of income, gain, loss, deduction or credit shall be reported; (b) whether any extensions of the statute of limitations may be granted; (c) the elections that will be made pursuant to the Code on behalf of any Subsidiaries of the consolidated Group; and (d) the manner in which any costs and expenses attributable to tax return preparation and any other related matters (including any matter referred to in (ii), (iii) or (iv) below) shall be allocated among Members of the Group; (ii) to contest, compromise or settle any adjustment or deficiency proposed, asserted or assessed as a result of any audit of any such returns; (iii) to file, prosecute, compromise or settle any claim for refund; and (iv) to determine whether any refunds to which the consolidated Group may be entitled shall be paid by way of refund or credited against the tax liability of the consolidated Group.

         b) Each of Parent and the Subsidiaries, to the extent such information is available, shall promptly notify each other and the Members of the Group of any tax liability or refund issue, and shall cooperate fully with one another in all efforts by Parent to contest, compromise or settle the same.

IX.      MISCELLANEOUS

         a) COOPERATION. All material, including but not limited to, returns, supporting schedules, workpapers, correspondence and other documents relating to the consolidated return, shall be made available to any party to this Agreement during



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              regular business hours. In the event of the termination of this
              Agreement, the parties will use their best efforts to make available to the others, upon written request, its officers and employees in connection with any tax proceedings.

         b) ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no agreements, representations, or warranties not contained herein. This Agreement may not be modified or amended except by written instrument executed with the same formality as this Agreement.

         c) SUCCESSORS ASSIGNS. The provisions and terms of this Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, of any of the parties hereto.

         d) NEW MEMBERS. If, at any time, any other company becomes a Member of the Group, the parties hereto agree that such Member may become a party to this Agreement by executing a duplicate copy of this Agreement. Unless otherwise specified, such Member shall have all the rights and obligations of a Subsidiary under this Agreement.

         e) DURATION. Unless earlier terminated as herein provided, this Agreement shall remain in effect with respect to any tax year for which consolidated Federal income tax returns are filed by the Group.

              Notwithstanding the termination of this Agreement, its provisions will remain in effect with respect to any period of time during the tax year in which termination occurs, for which the income of the terminating party must be included in the consolidated return. The preceding sentence shall not be construed, however, to require a Subsidiary to contribute to consolidated tax liability for any period for which it files a separate return. Allocations of consolidated tax liability shall be made hereunder only for periods covered by a consolidated Federal income tax return.

         f) TERMINATION. This Agreement may be terminated by any party hereto upon thirty (30) days prior written notice to the other parties.

         g) LAW GOVERNING. This Agreement has been made in and shall be construed and enforced in accordance with the laws of the State of California, as such laws may from time to time be amended or revised.



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         IN WITNESS WHEREOF, the parties hereto have caused their names to be subscribed and executed by their respective authorized officers on the dates indicated, effective as of the date first written above.


Submitted for Approval to the Boards of Directors on April 24, 2000.



/s/ SIMONE LAGOMARSINO                      /s/ EILEEN LYON
-------------------------                   -------------------------
SIMONE LAGOMARSINO                                  EILEEN LYON
President/CEO                                   SVP/General Counsel
Hawthorne Financial Corporation              Hawthorne Savings F.S.B.



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